EHIBIT 99.1

AMARC ANNOUNCES ADDITIONAL DRILL RESULTS FROM THE

AuRORA COPPER-GOLD-SILVER DEPOSIT DISCOVERY IN COLLABORATION WITH FREEPORT

AT THE JOY DISTRICT, BRITISH COLUMBIA

January 20, 2025. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce additional drill results from its new, high grade, Au-rich porphyry copper-gold-silver AuRORA Deposit discovery at the Company’s 100% owned JOY Copper-Gold District (or “JOY” or the “District”) in the prolific Toodoggone-Kemess porphyry Cu-Au region of north-central British Columbia (“BC”). AuRORA is located within the new NWG Target, an area of the 495 km2 JOY District that had not previously been drill tested (see Figures 1, 2 and 3). Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) is fully funding work programs at JOY to earn an interest in the project, and Amarc is the operator of all programs.

Highlights from additional AuRORA DEPOSIT Discovery Drill Holes Include:

Drill Hole	Int.[1,2,3] (m)	From (m)	Incl.	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24060	130	74		2.40	0.61	5.33	1.98
	81	104	Incl.	3.58	0.85	7.36	2.89
JP24063	132	70		1.01	0.30	2.80	0.88
	99	103	Incl.	1.17	0.33	3.15	1.00
JP24068	192	47		0.52	0.25	2.63	0.56
	83	104	Incl.	0.75	0.34	3.77	0.78
JP24073	219	102		0.98	0.24	2.01	0.80
	131	102	Incl.	1.40	0.34	2.81	1.13
	95	138	and	1.62	0.37	2.94	1.28
JP24075	266	34		1.24	0.31	3.42	1.02
	109	37	Incl.	2.41	0.51	5.27	1.89

Notes: See Table 1.

“Today’s results build positively on previously announced holes from the AuRORA porphyry copper-gold-silver Deposit discovery,” said Dr. Diane Nicolson, Amarc President and CEO. “AuRORA presents much to be excited about, including the high grades of gold, in combination with strong copper and silver values intersected, and the lateral and vertical continuity of those grades, all in a deposit that is near surface. Deposits with characteristics like these are highly sought after by copper and gold producers alike. Moreover, AuRORA is only one of several important-scale sulphide systems that have been identified by our District-wide geological, geochemical and geophysical surveys at JOY, offering excellent potential for further discoveries as we work to develop this highly prospective District.”

This release reports assay data from six holes drilled along east-west Section 7900N located 100 m north of Section 7800N and the seven drill holes which were reported in Amarc release January 17, 2025. Section 7900N continued Amarc’s objective of systematically stepping out, and aggressively drilling with three core rigs with a view to continue outlining an outstanding Cu-Au-Ag deposit and to confirm its high grade potential.

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Table 1: JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery Section N7900 Mineralized Intervals of Significance

Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24060		31.00	59.00	28.00	0.19	0.16	0.7	0.27
		74.00	203.90	129.90	2.40	0.61	5.3	1.98
	Incl.	104.00	185.00	81.00	3.58	0.85	7.4	2.89
	And	131.00	182.00	51.00	4.48	0.96	8.4	3.50
JP24063		25.40	40.40	15.00	0.25	0.08	0.5	0.22
		70.40	202.05	131.65	1.01	0.30	2.8	0.88
	Incl.	102.95	202.05	99.10	1.17	0.33	3.2	1.00
		242.00	253.40	11.40	1.55	0.34	3.5	1.23
		301.40	334.80	33.40	0.32	0.10	1.0	0.29
		349.40	355.40	6.00	0.31	0.07	0.5	0.25
		370.40	376.40	6.00	0.23	0.08	0.7	0.21
		382.40	412.40	30.00	0.20	0.08	1.0	0.20
		418.40	424.15	5.75	0.33	0.06	0.9	0.25
JP24068		47.40	239.40	192.00	0.52	0.25	2.6	0.56
	Incl.	104.40	187.00	82.60	0.75	0.34	3.8	0.78
	and	113.40	154.25	40.85	0.89	0.41	4.8	0.94
JP24073		102.00	321.00	219.00	0.98	0.24	2.0	0.80
	Incl.	102.00	233.20	131.20	1.40	0.34	2.8	1.13
	and	138.00	233.20	95.20	1.62	0.37	2.9	1.28
	and	147.00	156.00	9.00	2.47	0.54	5.7	1.96
	Incl.	240.00	261.00	21.00	0.45	0.09	1.0	0.35
	Incl.	270.00	321.00	51.00	0.40	0.11	0.8	0.34
		333.00	345.00	12.00	0.21	0.07	0.5	0.19
		354.00	363.00	9.00	0.15	0.08	1.0	0.17
		372.00	387.00	15.00	0.42	0.07	0.8	0.31
JP24075		33.50	299.15	265.65	1.24	0.31	3.4	1.02
	Incl.	36.70	164.40	127.70	2.21	0.50	5.1	1.76
	and	36.70	146.00	109.30	2.41	0.51	5.3	1.89
	and	36.70	47.00	10.30	3.60	0.61	6.1	2.65
	and	56.80	84.00	27.20	3.08	0.51	6.7	2.27
	and	95.00	128.00	33.00	2.39	0.59	6.1	1.97
	Incl.	164.40	299.15	134.75	0.34	0.13	1.9	0.34
JP24077		141.30	187.00	45.70	0.54	0.22	2.0	0.54

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

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The holes on Section 7900N were drilled at approximately 100 m intervals tracing the mineralization across a width of 600 m. These results are again confirming the continuity of the Au-rich AuRORA porphyry Cu-Au-Ag mineralized system from east to west and vertically, and now also to the north, and from near the surface. In addition to the mineralization exhibiting excellent lateral and vertical continuity, AuRORA remains open to expansion in all horizontal directions. Detailed results and information are presented in Figures 1 to 6 inclusive, and in Tables 1 and 2.

Compilations and confirmatory analyses from step out holes at AuRORA and holes from seven other porphyry targets including the PINE Deposit, Canyon Discovery and Twins Deposit Targets in 2024 are underway and will be released once finalized.

Figure 1: Large Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery, PINE Deposit, Canyon Discovery, Twins and Other Sulphide Systems

Figure 2: AuRORA Deposit Discovery Located in the New and Underexplored NWG Target Area

Figure 3: AuRORA Deposit Discovery: Hosted Within the Exciting New NWG Target Area IP-Chargeability Anomaly Never Previously Drilled

Figure 4: AuRORA Deposit Discovery Never Previously Drilled and Open to Expansion

Figure 5: AuRORA Deposit Discovery: Drilling Outlines Open-Ended, Near Surface, Continuous,High Grade Cu-Au-Ag Mineralization (Section 7900N)

Figure 6: AuRORA Deposit Discovery: Multi-Phase High Grade Mineralization Hosted by Intense Alteration from Drill Holes JP24060, JP24068 and JP24075

AURORA Deposit Discovery

The AuRORA Deposit discovery is located within the expansive Northwest Gossan (“NWG”) Target area located at the northwest end of a possible 15 km mineralized trend that extends southeast toward the GAP and SWT Targets (see Figures 1 and 2). The NWG Target is outlined by a 3.7 km2 Induced Polarization (“IP”) anomaly (>14mV/V) with coincident Cu, Au, Mo and Ag anomalies outlined in soils and rocks (see Amarc releases May 2 and July 11, 2024). The 2024 initial drill testing of the NWG Target area focused primarily on an internal zone of higher (>20 mV/V) IP chargeability some 1,500 m long and 500 m wide (see Figure 3). Much of the NWG Target area remains unexplored.

The geological and hydrothermal characteristics of discovery hole JP24057, and other holes along sections 7800N and 7900N, are broadly consistent with generalized models for porphyry Cu-Au deposits in the Kemess Mining District and in the wider Toodoggone Region. As with section 7800N, east-west section 7900N through the AuRORA Deposit Discovery highlights the excellent continuity of the near surface, high grade Cu-Au-Ag mineralization discovered in hole JP24057, as well as consistent vertical and lateral patterns in the grade, hydrothermal and geological characteristics along both sections (see Figures 4 and 5 and Table 2).

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In the upper part of AuRORA, mineralization is hosted by andesitic tuff and in its lower part by quartz-monzonite intrusive rocks. The contact between the volcanic and intrusive rocks is typically masked by intense alteration that coincides with the highest-grade mineralization. High grade mineralization is associated with both early potassic K-feldspar and magnetite alteration and with a younger, overprinting, pervasive quartz-sericite/chlorite-pyrite alteration (see Figure 6). Copper mineralization is mainly chalcopyrite and trace to minor bornite.

About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc has completed self-funded drilling at its higher-grade Empress Deposit in the IKE District. Drill results from nine core holes drilled late in 2024 at Empress are being compiled and are expected to be released next month. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled NQv (48.1mm) and HQ (63.5mm) size core in 2024 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY drilling were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and either a 250 g split or 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. Samples with Cu results > 10,000 ppm were reanalyzed by a single element four-acid digestion ICP-AES method for Cu. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

The QP visited the site to verify location of drill holes, and review the core and logging, sampling and sample shipment processes. He also reviewed and assessed the assay results.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Table 2: AURORA Discovery Assay Data by Sample Interval for Drill Holes JP024073 and JP024075

Hole JP24073

Sample	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
733415	138.00	141.00	3.00	1.69	0.30	1.5	1.24
733416	141.00	144.00	3.00	0.68	0.44	5.4	0.85
733417	144.00	147.00	3.00	1.74	0.45	3.6	1.44
733418	147.00	150.00	3.00	2.08	0.36	3.3	1.54
733419	150.00	153.00	3.00	3.01	0.58	6.7	2.30
733420	153.00	156.00	3.00	2.33	0.69	7.1	2.04
733421	156.00	159.00	3.00	1.76	0.47	6.8	1.49
733422	159.00	162.00	3.00	1.51	0.33	2.4	1.19
733423	162.00	165.00	3.00	1.74	0.42	2.6	1.40
733424	165.00	168.00	3.00	1.78	0.40	2.3	1.41
733425	168.00	171.00	3.00	1.24	0.35	2.6	1.05
733426	171.00	174.00	3.00	1.11	0.51	3.8	1.15
733427	174.00	177.00	3.00	1.18	0.29	2.5	0.96
733428	177.00	180.00	3.00	1.30	0.27	1.7	1.00
733429	180.00	183.00	3.00	1.68	0.38	2.0	1.33
733431	183.00	186.00	3.00	1.31	0.38	2.0	1.13
733432	186.00	189.00	3.00	1.31	0.29	1.7	1.04
733433	189.00	192.00	3.00	1.49	0.36	1.9	1.20
733434	192.00	195.00	3.00	2.27	0.41	2.8	1.69
733435	195.00	198.00	3.00	1.23	0.31	2.7	1.01
733436	198.00	201.00	3.00	1.52	0.34	2.6	1.20
733437	201.00	204.00	3.00	1.13	0.32	2.2	0.96
733438	204.00	207.00	3.00	1.84	0.35	1.8	1.38
733439	207.00	210.00	3.00	1.08	0.21	1.4	0.83
733440	210.00	213.00	3.00	2.12	0.34	2.8	1.53
733441	213.00	216.00	3.00	2.36	0.37	4.2	1.71
733442	216.00	219.00	3.00	1.44	0.27	1.7	1.08
733443	219.00	222.00	3.00	2.48	0.45	3.2	1.85
733444	222.00	225.00	3.00	1.09	0.32	2.4	0.94
733445	225.00	228.00	3.00	1.27	0.28	2.4	1.01
733446	228.00	231.00	3.00	1.81	0.25	2.0	1.27
733447	231.00	233.20	2.20	0.97	0.17	1.8	0.72

See Table 1 for Notes.

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Hole JP24075

Sample	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
734049	36.70	39.00	2.30	3.07	0.58	5.0	2.32
734051	39.00	41.00	2.00	3.90	0.60	5.8	2.81
734052	41.00	44.00	3.00	4.35	0.72	6.1	3.18
734053	44.00	47.00	3.00	3.07	0.52	7.0	2.27
734054	47.00	50.00	3.00	1.84	0.29	3.7	1.33
734055	50.00	53.00	3.00	1.02	0.23	3.3	0.82
734056	53.00	55.00	2.00	1.18	0.24	2.0	0.91
734057	55.00	56.80	1.80	1.42	0.30	2.5	1.11
734058	56.80	59.00	2.20	1.97	0.33	2.4	1.44
734059	59.00	62.00	3.00	2.74	0.38	5.2	1.94
734060	62.00	65.00	3.00	2.35	0.36	5.5	1.70
734061	65.00	68.00	3.00	2.29	0.29	4.3	1.59
734062	68.00	71.00	3.00	3.74	0.56	8.6	2.69
734063	71.00	74.00	3.00	4.26	0.63	10.2	3.07
734064	74.00	77.00	3.00	3.31	0.84	10.0	2.75
734065	77.00	79.15	2.15	3.64	0.59	7.3	2.67
734066	79.15	82.00	2.85	3.38	0.61	6.9	2.53
734067	82.00	84.00	2.00	3.01	0.48	5.3	2.19
734068	84.00	86.00	2.00	1.63	0.31	3.7	1.24
734069	86.00	89.00	3.00	1.15	0.38	3.6	1.04
734071	89.00	92.00	3.00	0.66	0.41	3.5	0.80
734072	92.00	95.00	3.00	1.50	0.32	2.9	1.17
734073	95.00	98.00	3.00	2.83	0.66	5.4	2.27
734074	98.00	101.00	3.00	2.03	0.50	4.4	1.66
734075	101.00	104.00	3.00	2.78	0.63	5.1	2.21
734076	104.00	107.00	3.00	2.61	0.59	5.9	2.09
734077	107.00	110.00	3.00	2.44	0.79	11.7	2.23
734078	110.00	113.00	3.00	2.68	0.66	10.0	2.22
734079	113.00	116.00	3.00	1.74	0.41	5.1	1.41
734080	116.00	119.00	3.00	2.24	0.40	4.2	1.67
734081	119.00	122.00	3.00	2.81	0.72	6.0	2.33
734082	122.00	125.00	3.00	1.98	0.55	4.1	1.67
734083	125.00	128.00	3.00	2.18	0.63	4.8	1.87
734084	128.00	131.00	3.00	1.41	0.41	3.2	1.22
734086	131.00	134.00	3.00	2.69	0.57	5.8	2.11
734087	134.00	137.00	3.00	1.43	0.49	3.7	1.31
734088	137.00	140.00	3.00	1.00	0.37	2.6	0.95
734089	140.00	143.00	3.00	3.22	0.75	3.1	2.56
734091	143.00	146.00	3.00	2.47	0.64	3.1	2.03
734092	146.00	149.00	3.00	0.66	0.32	2.6	0.70
734093	149.00	152.00	3.00	0.58	0.36	3.0	0.70
734094	152.00	154.50	2.50	1.02	0.36	3.0	0.95
734095	154.50	157.00	2.50	1.46	0.45	3.9	1.28
734096	157.00	159.60	2.60	0.93	0.31	2.0	0.84
734097	159.60	162.00	2.40	0.63	0.19	2.2	0.55
734098	162.00	164.40	2.40	1.92	0.85	10.3	1.99

See Table 1 for Notes.

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Table 3: AURORA Drill Hole Information Section 7900N

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
JP24060	622713	6347905	1360	90	-60	434.4
JP24063	622708	6347905	1360	270	-60	589.4
JP24068	622710	6347905	1360	0	-90	452.4
JP24073	622629	6347903	1360	270	-60	399
JP24075	622891	6347891	1382	90	-60	332.4
JP24077	622461	6347913	1423	90	-85	187

Note: Collar locations are in UTM NAD83, Zone 9N coordinates.

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Figure 1: Large Scale Mineral System Trends Occur at JOY that Host the AuRORA Deposit Discovery,

PINE Deposit, Canyon Discovery, Twins and Other Sulphide Systems

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Figure 2: AuRORA Deposit Discovery Located in the New and Underexplored NWG Target Area

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Figure 3: AuRORA Deposit Discovery: Hosted Within the Exciting New NWG Target Area

IP-Chargeability Anomaly Never Previously Drilled

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Figure 4: AuRORA Deposit Discovery Never Previously Drilled and Open to Expansion

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Figure 5: AuRORA Deposit Discovery: Drilling Outlines Open-Ended, Near Surface, Continuous,

High Grade Cu-Au-Ag Mineralization (Section 7900N)

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Figure 6: AuRORA Deposit Discovery: Multi-Phase High Grade Mineralization Hosted by Intense

Alteration from Drill Holes JP24060, JP24068 and JP24075

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